FOR IMMEDIATE RELEASE:	May 29, 2008

ATNA RESOURCES REPORTS FIRST QUARTER 2008 RESULTS

Vancouver, British Columbia - Atna Resources Ltd. (“Atna”) – (TSX: ATN) is pleased to provide a summary of the unaudited results for the Company’s first quarter ended March 31, 2008.

Financial Results:

Atna recorded a net loss of $1.1 million, or negative $0.01 per share, on revenues of nil for the first quarter ended March 31, 2008. This compares to a net loss of $1.0 million, or negative $0.01 per share, on revenues of nil for the first quarter ended March 31, 2007. The negative variance of $0.1 million in net loss was due primarily to the following factors:
•	Negative variance of $0.1 million in operating loss due to increased exploration spending due to additional generative activity and increased general and administrative cost due to the merger.
•	Negative variance of $0.1 million in interest income due to lower cash balances and lower interest rate on investments.
•	Positive variance of $0.1 million related to unrealized gain on short term investments.

Cash and short term investments totaled $10.0 million and $10.6 million as of March 31, 2008 and December 31, 2007, respectively. The decrease of $0.6 million was due primarily to normal operating expenditures of $0.9 million plus merger transaction costs of $0.6 million offset by cash received in the merger of $0.9 million.

Conference Call

Management will host a conference call on Friday, May 30th at 11:00am EDT, to discuss the first quarter 2008 results and project activities. Shareholders are invited to participate by dialing US/Canada (888) 355 - 4499 or (706) 645 - 9757. The conference call will be available for replay through June 3rd, 2008, by dialing (800) 642-1687 or (706) 645-9291.

Operating Activities and Other Developments:

Atna – Canyon Merger

Atna Resources Ltd. and Canyon signed an Agreement and Plan of Merger on November 16, 2007. The transaction closed on March 18, 2008. The merger with Canyon significantly increased the gold resources controlled by the Company, which are highly leveraged to the price of gold and provides near term gold production opportunity from the Briggs Mine, Pinson Mine and the Reward Gold Project.

Atna is marketing non-core assets from the merged companies, including royalties and certain property interests, to provide additional funds necessary to finance development costs of the Briggs, Reward and Pinson deposits.

Atna’s board and management team has been augmented with key players from Canyon. The complimentary talents and experience from both companies is expected to provide the necessary technical oversight and governance to ensure the successful transformation of Atna into a successful junior gold producer.

Pinson Project, Nevada

PMC, a subsidiary of Barrick Gold, has provided Atna with an operating plan and budget that targets completion by the first quarter of 2009 of their US$30 million back-in expenditure obligation. PMC will then earn a 70% interest in the Pinson Mine if they meet their spending targets by April 2009. PMC expects to complete a feasibility study and reserve estimate on the Pinson Gold Mine property by the end of the first quarter 2009. Underground drilling and development is advancing rapidly to position the property for production, probably in 2009, depending on the results of the current program. Measured and indicated resources total 1.1 million ounces of gold at an average grade of 0.42 gold ounces per ton (“opt”) and inferred resources total 1.1 million ounces grading 0.34 opt.

The work program is focused on completing underground development work and infill drilling in the upper Ogee and Range Front resource zones to enable completion of the feasibility study and initial ore reserve estimate. Dewatering infrastructure is well advanced for the project with the completion of two rapid infiltration basins and associated pipelines. PMC is planning several additional dewatering wells to accelerate dewatering ahead of planned decline development. Underground drilling operations have now commenced with one drill, additional drills will be mobilized as drill stations are developed. One surface drill is also operating at the site. For additional information on the Pinson Project, refer to Atna’s Technical Report Update filed in June 2007 on SEDAR.

Briggs Mine, California

A technical report for the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California was completed in April 2008. The report supports the re-start of mining operations at the wholly-owned Briggs Mine.

The Company has commenced pre-production activities at the Briggs Mine, located in Inyo County, California. This mine, built by Canyon, has produced over 550,000 ounces of gold from 1996 to the present. Mining ceased in 2004 and gold continues to be recovered from the leach pad. In February 2008, the Briggs mine feasibility study was updated and estimated proven and probable reserves of 151,000 ounces of gold. The property is fully permitted and development activities have begun in order to restart production at a rate of about 30,000 ounces per year. The full re-start of the mine is subject to available financing. An optimization study is presently underway to include recent drilling to convert underground ore to open pit ore, which may enable an increase in the planned production rate.

The existing mining equipment at Briggs will be utilized in the re-start of open pit operations along with the addition of two blasthole drills and ancillary equipment. A mining contractor may be considered for potential underground mine development and operations. Current gold prices are significantly higher than those used in the current mine design. Additional reserve upside may be developed, should gold prices remain high, within the existing mineral resource base of mineralization.

Reward Project, Nevada

Atna completed a feasibility study at the Reward Project located in Nye County, Nevada during the first quarter of 2008, establishing proven and probable reserves of 137,700 ounces of gold; the project is at an advanced stage of mine permitting. Reward is expected to produce at an annual rate of about 35,000 ounces per year by the end of 2009, subject to completion of permitting and financing. The feasibility study envisions development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The study recommends development of the project.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Canyon’s Briggs Mine in Inyo County, California or to a third party processing facility.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the significant increase in gold resources and leverage to the price of gold, success in marketing non-core assets, PMC’s ability to complete their earn-in and feasibility study, the Company’s plan to re-start mining operations at the Briggs Mine or the Pinson Gold Project, success of the Briggs optimization study and the availability of financing to fund the Company’s development plans.

Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from re-starting mining operations at the Company’s development projects. The principal risk factors associated with the Company’s business are discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited)

	March 31,	December 31,
	2008	2007
BALANCE SHEETS
ASSETS
Current assets	$10,876,200	$11,266,500
Noncurrent assets	40,220,100	2,221,200
Total assets	$51,096,300	$13,487,700
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$2,483,900	$695,800
Notes payable - long term	844,100	-
Noncurrent liabilities	5,761,100	379,700
Shareholders’ equity	42,007,200	12,412,200
Total liabilities and shareholders’ equity	$51,096,300	$13,487,700

	Three months ended March 31,
	2008	2008
STATEMENTS OF OPERATIONS
REVENUE	$-	$-
EXPENSES AND OTHER (INCOME)
Depreciation, depletion and amortization	28,000	26,600
Selling, general and administrative	846,700	792,000
Exploration	207,400	158,900
Accretion expense	33,100	-
Other income, net	(183,300)	(169,100)
Net Loss	(931,900)	(808,400)
Other comprehensive loss	(173,000)	(234,200)
Comprehensive loss	(1,104,900)	(1,042,600)
Net loss per share	$(0.01)	$(0.01)
Basic and diluted weighted-average shares outstanding	67,289,900	64,314,100

CASH FLOWS
Cash and cash equivalents, beginning of period	$3,516,800	$3,534,800
Effect of exchange rate changes on cash	25,600	-
Net cash used in operating activities	(140,400)	(135,300)
Net cash provided by (used in) investing activities	165,700	(106,800)
Net cash provided by financing activities	28,800	82,500
Cash and cash equivalents, end of period	$3,596,500	$3,375,200